SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2008

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

EXCERPT OF THE MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS OF COMPANHIA SIDERÚRGICA NACIONAL, HELD ON MARCH 10, 2008, DRAWN UP IN SUMMARY FORMAT.

COMPANY REGISTRY (NIRE): 33300011595

Date: March 10, 2008.

Time: 3.00 p.m.

Venue: Av. Brigadeiro Faria Lima, nº 3400 – 20º andar, São Paulo, SP.

Attendees: Benjamin Steinbruch, Jacks Rabinovich, Antonio Francisco dos Santos, Yoshiaki Nakano, Dionísio Dias Carneiro, Mauro Molchansky, Darc Antonio da Luz Costa, Fernando Perrone e Claudia Maria Sarti (Secretary of the Meeting).

Agenda: 6.1 – Resignation of Executive Officer – The Board of Directors became cognizant of the resignation of José Marcos Treiger as Investor Relations Officer and thanked the resigning Officer for the relevant services rendered to the Company; 6.2 – Appointment of Executive Officer to assume the duties of Investor Relations Officer – The Board of Directors appointed OTÁVIO DE GARCIA LAZCANO, Brazilian, married, economist, ID 07.354.194 -8 IFP/RJ, and individual taxpayer’s ID 002.035.707 -90, with corporate address at Av. Brig. Faria Lima, 3400, 20th floor, in the City and State of São Paulo, Executive Officer, responsible for the financial department, to assume the additional duties of Investor Relations Officer.

This is a free translation of the excerpt of the original minutes filed at the Company’s headquarters.

COMPANHIA SIDERÚRGICA NACIONAL

________________________________
Claudia Maria Sarti
Secretary of the Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 17, 2008

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer and Investor Relations Officer

By:	/S/ Otávio de Garcia Lazcano
Otávio de Garcia Lazcano Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.